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CUSIP NO.  980903 20 7               SCHEDULE 13D             PAGE 6 OF 6 PAGES


                                     EXHIBIT

Patrick Kareiva, Chairman
Board of Directors
Workgroup Technology Corporation
One Burlington Woods Drive
Burlington, Massachusetts 01803-4503

Dear Patrick:

         Over the last several months I have discussed with you twice the financial condition, core business and future prospects of Workgroup Technology Corporation. Based upon these discussions as well as discussions with other stockholders of the company, it is my belief that the best interests of the company's stockholders lay in the sale of the company rather than its operation as an independent business.

         I have received the proposal from Johan Magnusson on behalf of Rocket Software, Inc. and believe that such approach provides the best opportunity for the company to maximize stockholder value. I fully support Rocket Software's approach, which creates both an immediate opportunity for stockholders as well as the potential for an even higher price for the company.

Sincerely,


Robert Ashton

cc:    Douglas A. Catalano
       James M. McConnell
       Fredrick H. Philips